Filed by Park Hotels & Resorts Inc.

(Commission File No. 001-37795)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Chesapeake Lodging Trust

(Commission File No. 001-34572)

PARK HOTELS & RESORTS INC. ANNOUNCES THE SALES OF THREE NON-CORE ASSETS FOR $166M

Tysons, Va.—(BUSINESS WIRE)—June 24, 2019—Park Hotels & Resorts Inc. (“Park” or “the Company”) (NYSE:PK) today announced that it closed on the sales of three non-core domestic assets for combined gross proceeds of $166.0 million, or $151,000 per key. The three hotels, the 507-room Hilton Atlanta Airport in Atlanta, Georgia; the 317-room Hilton New Orleans Airport in New Orleans, Louisiana; and the 274-room Embassy Suites Parsippany in Parsippany, New Jersey, are located in non-core airport and suburban markets and had a combined 2018 RevPAR of $109, or approximately 37% below Park’s 2018 portfolio average. When adjusted for Park’s anticipated capital expenditures of $50.5 million, or $46,000 per key, the combined sale price represents a 6.9% capitalization rate on the three hotels’ 2018 net operating income, or 12.6x the hotels’ 2018 EBITDA.

“I am extremely pleased with our continued progress on our capital recycling efforts, having now sold 18 non-core assets for over $750 million since our formation in 2017,” commented Thomas J. Baltimore, Jr., Chairman and Chief Executive Officer of Park. “As previously disclosed, proceeds from the sales of these three assets will help to meaningfully reduce our net leverage ahead of the recently announced proposed merger with Chesapeake Lodging Trust.”

About Park Hotels & Resorts

Park Hotels & Resorts Inc. (NYSE: PK) is the second largest publicly traded lodging real estate investment trust with a diverse portfolio of market-leading hotels and resorts with significant underlying real estate value. Park’s portfolio currently consists of 48 premium-branded hotels and resorts with over 29,000 rooms located primarily in prime U.S. markets with high barriers to entry. For additional information, please visit Park’s website at www.pkhotelsandresorts.com.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, on June 14, 2019 Park filed with the SEC a registration statement on Form S-4 (which has not yet been declared effective) that includes a preliminary proxy statement of Chesapeake Lodging Trust (“Chesapeake”) and also constitutes a preliminary prospectus of Park. Park and Chesapeake also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The

proxy statement/prospectus, after being filed in definitive form by Park, will be sent to Chesapeake’s shareholders. Investors may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Park and Chesapeake with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Park with the SEC will be available free of charge on Park’s website at http://www.pkhotelsandresorts.com or by contacting Park’s Investor Relations at (571) 302-5591. Copies of the documents filed by Chesapeake with the SEC will be available free of charge on Chesapeake’s website at http://www.chesapeakelodgingtrust.com or by contacting Chesapeake’s Investor Relations at (571) 349-9452.

Chesapeake and its trustees and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about trustees and executive officers of Chesapeake is available in the proxy statement for its 2019 Annual Meeting, which was filed with the SEC on April 30, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction when they become available. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from Park or Chesapeake using the sources indicated above.

This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

For more information, contact:

Ian Weissman

Senior Vice President, Corporate Strategy

571-302-5591

iweissman@pkhotelsandresorts.com

For additional information or to receive press releases via e-mail, please visit our website at

www.pkhotelsandresorts.com